SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of MARCH 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




   RYANAIR CARRIES MORE PASSENGERS THAN BRITISH AIRWAYS' WORLDWIDE TRAFFIC IN
                                    FEBRUARY

Ryanair, Europe's largest low fares airline today (Monday, 6th March 2006) confirmed that it had carried more passengers than British Airways for a fourth time in February, proving that British Airways can't match Ryanair's prices, its punctuality and its "no fuel surcharge" guarantee.

In February, Ryanair carried 2.59M passengers, 70,000 more than British Airways' entire worldwide traffic and almost 1M more than British Airways on its European routes.

The traffic figures also show that British Airways' load factor of just 61% on its European routes (where it competes with Ryanair) lags 10 percentage points behind the rest of its network and worse still is 17 percentage points lower than Ryanair's Europe wide load factor of 78%.

Speaking today, Peter Sherrard, Ryanair's Head of Communications, said:

        "These traffic statistics for February highlight what the travelling public has always known, namely wherever there is a choice between Ryanair and British Airways, passengers prefer Ryanair, the low fare, on-time airline, compared to British Airways, the high fare, usually late, fuel surcharging airline.

        "Passengers want low fares and that is why Ryanair is now the World's Favourite Airline. British Airways is failing because it can't match Ryanair's low fares and on-time performance".

                Punctuality
          Av.    AEA & FR    Fuel surcharge   Worldwide Pax   Europe/UK Pax   Europe/UK
          Fare   stats FY    (Europe/UK rtn)   Feb 2006        Feb 2006      Load factor
                   2005                                                        Feb 2006

Ryanair  GBP28        90%          NONE          2.59 M          2.59 M            78%
BA       GBP181       74%         GBP16          2.52 M          1.61 M            61%

Ends.                        Monday, 6th March 2006
For further information:
Peter Sherrard - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228       Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  06 March 2006

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director